[redacted]

SEC Mail Processing Section
FEB 26 2010
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fintegra, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 Earle Brown Drive, Suite 550
(No. and Street)

Minneapolis (City) MN (State) 55430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey A. Schuh (763) 398-4371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey A. Schuh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fintegra, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN R ANDREWS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2014

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Fintegra, LLC (a limited liability company) as of December 31, 2009, and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fintegra, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2010

FINTEGRA, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$ 1,102,593
Deposit with clearing broker	100,796
Commissions and other receivables	1,118,710
Other assets	168,806
Notes receivable and forgivable loans, net	234,964
Property and equipment, net	124,355
Income tax receivable	258,200
Deferred income taxes	67,595
TOTAL ASSETS	$ 3,176,019

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 64,643
Commissions payable	851,428
Accrued payroll and related taxes	204,380
Accrued expenses	318,108
Total Liabilities	1,438,559
MEMBER'S EQUITY	
Member's equity	2,537,460
Loan to sole member	(800,000)
Member's Equity	1,737,460
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,176,019

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2009

REVENUES	
Commissions and fees	$ 17,788,775
Interest income	69,132
Other income	234,961
Total Revenues	18,092,868
OPERATING EXPENSES	
Salaries, commissions and payroll taxes	16,728,494
Advertising	15,444
Depreciation and amortization	76,189
Insurance	172,062
Office and equipment rent	270,322
Office supplies and postage	64,788
Professional fees	270,188
Regulatory, clearing and licensing fees	672,991
Repairs and maintenance	32,168
Telephone	117,094
Trade losses	5,000
Travel and entertainment	188,570
Business activity tax	111,950
Miscellaneous	178,070
Total Operating Expenses	18,903,330
Loss Before Benefit From Income Taxes	(810,462)
BENEFIT FROM INCOME TAXES	(314,151)
NET LOSS	$ (496,311)

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF MEMBER'S EQUITY
Year Ended December 31, 2009

	Member's Equity	Loan to Sole Member	Total Member's Equity
BALANCES - DECEMBER 31, 2008	$ 3,033,771	$ (500,000)	$ 2,533,771
Net advances on loan to sole member	-	(300,000)	(300,000)
Net loss	(496,311)	-	(496,311)
BALANCES - DECEMBER 31, 2009	$ 2,537,460	$ (800,000)	$ 1,737,460

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (496,311)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation and amortization	76,189
Forgiveness of loans	84,798
Forgiveness of officer loan	128,000
Loss on disposal of property and equipment	742
Deferred income taxes	(31,912)
Changes in operating assets and liabilities:	
Commissions and other receivables	(455,732)
Other assets	(69,745)
Income taxes receivable/payable	(426,707)
Accounts payable	(7,636)
Commissions payable	247,714
Accrued payroll and related taxes	94,085
Accrued expenses	74,013
Net Cash Flows from Operating Activities	(782,502)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(116,208)
Advances on notes receivable and forgivable loans	(319,762)
Proceeds from disposal of property and equipment	300
Proceeds from redemption of certificates of deposit	525,046
Net Cash Flows from Investing Activities	89,376
CASH FLOWS FROM FINANCING ACTIVITIES	
Net advances on loan to sole member	(300,000)
Net Cash Flows from Financing Activities	(300,000)
Net Change in Cash and Cash Equivalents	(993,126)
CASH AND CASH EQUIVALENTS - Beginning of Year	2,095,719
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,102,593
Supplemental cash flow disclosures	
Cash paid for income taxes	$ 142,478

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Fintegra, LLC (the Company) was formed in Minnesota on August 8, 1998. The Company offers financial services and products, such as financial and retirement planning, stocks, bonds, mutual funds, UIT's and fixed and variable annuities to customers, customers of financial institutions and other independent representatives. The Company, which is a member of Securities Investors Protection Corporation, sells products manufactured by mutual fund and insurance companies and has an agreement with Pershing, LLC (Pershing), an affiliate of the Bank of New York Mellon, to execute and clear transactions and establish and maintain securities accounts for customers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company includes as cash equivalents all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash and cash equivalents in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2009.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives ranging from three to seven years. Maintenance, repairs and minor renewals are expensed when incurred.

Revenue Recognition

Customers' securities transactions are recorded on a trade date basis with related commission income and expense recorded on a trade date basis.

Income Taxes

Effective January 1, 2003, the Company elected to be taxed as a corporation for federal and state income tax purposes.

Advertising Costs

Advertising costs are charged to expense as incurred.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Notes Receivable and Forgivable Loans

Notes receivable and forgivable loans consisted of the following components at December 31, 2009:

Notes receivable	$ 58,762
Forgivable loans, net of amortization	176,202
Notes receivable and forgivable loans, net	$ 234,964

The notes receivable are with an independent registered representative and three employee registered representatives of the Company. The notes are unsecured and bear interest from 0% to 9% per annum. The promissory notes provide for a repayment schedule through June 2011.

Forgivable loan agreements are unsecured and loans totaling $58,181 provide for the loans to be forgiven based on the gross monthly commission of the registered representative. Forgivable loan agreements totaling $118,021 provide for the loans to be forgiven based on the anniversary date each month through July 2014, provided the registered representative remains securities licensed with the Company as of the anniversary date. If the registered representative does not maintain their securities license with the Company, the loan will become immediately due and payable.

Amortization expense for the year ended December 31, 2009 was $84,798.

NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31, 2009:

Computer and telephone equipment	$ 240,588
Furniture and fixtures	183,750
Software	39,234
	463,572
Less: accumulated depreciation and amortization	(339,217)
Property and equipment, net	$ 124,355

Depreciation and amortization expense was $76,189 for the year ended December 31, 2009.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $704,306 which was $454,306 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.03 to 1 at December 31, 2009.

No differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2009 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

NOTE 5 - Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary at December 31, 2009.

NOTE 6 - Income Taxes

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation and amortization, and vacation accruals.

The provision for federal and state income taxes consisted of the following components for the year ended December 31, 2009:

Current	$ (282,239)
Deferred	(31,912)
Total Provision for Income Taxes	$ (314,151)

On January 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the new accounting standard to all tax positions for which the statute of limitations remained open.

The adoption of the new standard resulted in no change to member's equity or the net loss for the year ended December 31, 2009. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2006. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

NOTE 7 - Membership Units

The Company had a total of 1,586 membership units outstanding as of December 31, 2009.

NOTE 8 - Retirement Plan

The Company has a SIMPLE IRA profit sharing plan (the Plan) for the benefit of its employees who qualify for participation. The Plan requires the Company to match contributions of up to 3% of the eligible employee's compensation. Company contributions were $52,660 for the year ended December 31, 2009.

NOTE 9 - Related Party Transactions

Loan to Sole Member

On June 3, 2009 and July 2, 2009, the Company made loans of $250,000 and $100,000 respectfully to Fintegra Holdings, LLC (FH), its 100% owner (formerly Compass Financial Holdings, LLC). The advances were made in order for FH to make payments on the repurchase of FH stock in accordance with a general release and severance agreement and a stock repurchase agreement. The Company reduced the loan $50,000 and recorded certain expenses and equipment costs paid on behalf of the Company by FH related to the opening of the sales offices in Cleveland, OH and Boca Rotan, FL. On November 25, 2009, the Company executed a one year loan agreement extension in the amount of $800,000. The loan to FH has been recorded on the Company's financial statements as a reduction of member's equity. The loan, which is unsecured and due November 25, 2010, bears interest at 2% per annum, compounded monthly.

Contingent Liability

To finance the purchase of the Company, in 2007, FH obtained a $2,000,000 interest bearing loan from a bank. FH obtained a renewal of the bank loan on November 30, 2009. The remaining loan of $1,175,000 requires monthly payments of $25,000 plus accrued interest beginning December 31, 2009 and continuing until February 28, 2010 at which time all remaining principal and unpaid interest is due. The loan bears interest at a fluctuating annual rate equal to 3.5% above LIBOR but not less than 5% (5% at December 31, 2009) as defined in the Loan Agreement. The loan is secured by the assets of FH, which are primarily the assets of the Company. The loan contains certain financial covenants. FH obtained a waiver from the bank for the violation of a certain covenant at December 31, 2009.

FH is currently in discussions with the bank to determine the terms and conditions under which the bank would renew the loan. In the event the bank does not renew the loan, the loan will mature. The maturing of the loan may or may not affect the Company's operations.

Revenue

The Company received commissions and fees generated by various members of FH, including a company that is partially owned by a member of FH, resulting in approximately $211,200 of net revenue to the Company for the year ended December 31, 2009.

NOTE 10 - Commitments and Contingencies

License Agreements

The Company has entered into one software license agreement that expires in 2011 and three additional license agreements that require thirty day written notice to cancel. These agreements require minimum monthly fees, plus hosting fees, of approximately $15,000 and are subject to increase when stated number of users is exceeded. License fee expenses were approximately $180,000 for the year ended December 31, 2009.

Future minimum license payments for the years ending December 31, 2010 and 2011 are $102,432 and $30,888, respectively.

Concentration

The Company had revenues from one customer representing approximately 26% of commission revenues for the year ended December 31, 2009.

NOTE 10 - Commitments and Contingencies (cont.)

Operating Leases

The Company leases office space in the following locations with lease terms and monthly base rents as of December 31, 2009 as follows:

Office Location	Lease Expires	Base Rent
Minneapolis, MN	July 2010	$5,191
Chicago, IL	March 2010	$2,835

The Company is required to pay its pro rata share of operating expenses. The Company has the option to extend the Minneapolis office lease for a one year period and the Chicago office lease for six months.

FH leases office space in the following locations and the monthly rent payments for 2009 were made by the Company. The Boca Raton lease has escalating rent payments ranging from $2,716 to $3,056. The lease terms and monthly base rents as of December 31, 2009 as follows:

Office Location	Lease Expires	Base Rent
Boca Raton, FL	March 2012	$2,716
Cleveland, OH	April 2014	$9,981

Total rent expense was $277,691 for the year ended December 31, 2009. The Company also leases two copiers under a lease that expires February 2012 for $993 per month. FH leases a phone system utilized by the Cleveland sales office under a lease that expires March 2012 for $1,583 per month which was paid by the Company in 2009. The Company has guaranteed the lease payments of the phone system.

Future minimum lease payments, inclusive of FH lease obligations currently made by the Company, are as follows for the years ending December 31:

2010	$ 237,040
2011	107,169
2012	146,867
2013	124,521
2014	119,773
	$ 735,370

The Company is not obligated to make the monthly office lease payments on behalf of FH.

Employment Agreement

The Company has employment agreements with two executives through December 2010 and April 2012 respectively. If the executives are terminated for reasons other than for cause, the agreement requires severance payments of one year's base compensation along with any applicable bonus paid over 12 months with a resulting two-year non-solicitation agreement.

NOTE 10 - Commitments and Contingencies (cont.)

Legal Proceedings

The Company is subject to legal proceedings and claims in the ordinary course of business. As of December 31, 2009, the Company is a defendant in two separate legal suits which claim securities sold through their registered representatives were in violation of the state securities laws and common law. The Company is actively defending these allegations and does not believe they are at fault. The registered representatives do not have any discretion related to the investments for clients. The clients must approve all of the investment decisions. One suit is seeking damages up to $8.5 million. Management believes the risk of loss is remote and amounts of a loss cannot be reasonably estimated. In the opinion of management, the amount of ultimate liability with respect to these actions may or may not materially affect the financial position of the Company.

NOTE 11 – Subsequent Events

The Company has evaluated subsequent events occurring through February 23, 2010, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

FINTEGRA, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Members' equity	$ 1,737,460
Other deductions:	
Customer deficit balances	166
Non-allowable assets:	
Property and equipment, net	124,355
Receivables from non-customers	140,811
Notes receivable and forgivable loans	234,964
Income tax receivable	258,200
Deferred income taxes	67,595
Other assets	187,788
Total non-allowable assets	1,013,713
Net capital before haircuts on securities positions	723,581
Haircuts on securities positions	(19,275)
Net capital	$ 704,306

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,426,305

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 250,000
Excess net capital at 1,500 percent	$ 454,306
Excess net capital at 1,000 percent	$ 561,675
Ratio: Aggregate indebtedness to net capital	2.03 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II amended FOCUS Report, Form X-17A-5 as of December 31, 2009	$ 704,306
Net audit adjustments	-
Net capital per above	$ 704,306

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Fintegra, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2010

Fintegra
MEMBER FINRA, SIPC **Financial Solutions**

February 24, 2010

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard
Suite 900
Chicago, IL 60604

SEC
Mail Processing
Section
FEB 26 2010
Washington, DC
122

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

Re: Fintegra, LLC
Annual Audited Financial Statements

Enclosed please the 2009 annual audited financial statements for Fintegra, LLC and the report issued by our auditors on the Assessment Reconciliation of Form SIPC-7T.

Sincerely,

Jeffrey A. Schuh
Chief Financial Officer

Cc: FINRA Kansas City District Office
Attn: Shawn Chiddix
120 West 12th Street, Suite 800
Kansas City, MO 64105

FINTEGRA, LLC

Minneapolis, Minnesota

December 31, 2009

FINANCIAL STATEMENTS

Including Independent Auditors' Report